# DECLARATION OF TRUST

**KNOW ALL MEN BY THESE PRESENTS** that I, **RONNIE BIRCH**, hereby declare that the mineral claims know and described as follows, namely:

| Tenure Number | Claim Name | Map Number | Claim Area |
|---|---|---|---|
| 509842 | Westmoreland | 082L | 247.795 hectares |
| 509931 | Westmoreland | 082L | 268.4 hectares |
| 511569 | Westmoreland | 082L | 206.46 hectares |

located in the Kamloops Mining Division, British Columbia, Canada, (all of which said mineral claims are hereinafter collectively referred to as the "Claims") which are registered in my name, are held by me in trust for **OKANA VENTURES, INC.**, for its sole use and benefit, and that I have no interest in the said claims other than that of a bare trustee.

**AND I DO FURTHER** agree, on demand, to transfer all right, title and interest in and to the Claims to the said **OKANA VENTURES, INC.**, or its nominee, and that I shall not deal with the Claims in any manner whatsoever, except as may be otherwise directed, in writing, by the said **OKANA VENTURES, INC.**

**IN WITNESS WHEREOF** I have executed these presents at Vernon, British Columbia, Canada this 27th day of May, 2005.

SIGNED, SEALED AND DELIVERED by )
RONNIE BIRCH in the presence of: )
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_____ )
MERVYN WEISS )
　　　　　　　　　　　　　　　 ) _____
_____ ) **RONNIE BIRCH**
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